                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      FOR THE THREE MONTHS ENDED MARCH 2000
                       POLSKA TELEFONIA CYFROWA SP. Z O.O.
             (Exact Name of Registrant as Specified in Its Charter)
                      AL. JEROZOLIMSKIE 181, 02-222 WARSAW
                    (Address of Principal Executive Offices)
                                     POLAND


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                           Form 40-F
          --------------                             -------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No             X
          --------------                             -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Press Release                                                         [ERA LOGO]


                     PTC REPORTS FIRST QUARTER 2000 RESULTS

WARSAW - MAY 12, 2000 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.eragsm.com.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services, today announced its results for the first quarter ended March 31, 2000. Figures are presented in Polish Zloty and according to International Accounting Standards.

OPERATIONAL HIGHLIGHTS

       -   GSM 1800 Launch
              PTC launched its GSM 1800 network on March 1, 2000, the earliest date allowed by the license conditions. Services and tariff packages in GSM 900 and 1800 are provided as one product.

       -   Subscriber Growth
              In the first quarter of 2000, the total Polish wireless market grew more than 10% to 4.3 million subscribers or approximately 11.6% penetration.

              During the first quarter of 2000, PTC attracted 381,971 new subscribers bringing the total customer base to 2.01 million. New subscribers consist of 288,392 pre-paid subscribers and 93,579 Tak Tak users. The overall subscriber base at the end of the quarter increased more than 100% to 2,005,368 from the subscriber base of 937,703 at the end of first quarter of 1999. At the end of the quarter, pre-paid subscribers were 428,219 and accounted for 21.4% of all subscribers versus 234,989 at the end of the first quarter 1999. PTC also gained significant growth in the post-paid subscriber base from 702,714 to 1,577,149 at the end of the first quarter of 2000.

              PTC's subscriber base represents approximately 44.89% of the total wireless market and places PTC in the premier position among companies providing wireless services in Poland.

       -   New tariffs and value-added services
              In the first quarter, PTC introduced new tariffs which included Halo 20, with 20 free minutes included in the monthly fee, which replaced the Halo tariff, and Between Us, with discounted minutes for three chosen numbers for post-paid subscribers. PTC also offered extended bundles of discounted minutes with each existing tariff plan and discounted connections with ERA Business tariff.

              During the quarter, PTC introduced a new Visa credit card co-sponsored with Citibank. Launched on April 1, 2000, Citibank-Era credit cards allow service subscribers to take advantage of discounted and specially offered Citibank and PTC services such as: daily information on credit card accounts; discounted, value-added PTC services; a free GSM information number (from GSM phones); and, additional loyalty program points.

       -   Loyalty Program
              In October 1999, PTC launched the only points based program in the telecommunications sector. This program allows subscribers to collect points to be redeemed for benefits such as Era Merchandise, free air-time, or other awards from PTC's exclusive partners including, LOT Polish Airlines, British Airways,



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              Panasonic and Kodak. By the end of the quarter, there were approximately 968,000 subscribers participating in this program.

       -   Churn Management
              "Churn" refers to disconnected subscriptions, either voluntary or involuntary. In the first quarters of 2000 and 1999, the average monthly churn rates were 1.7% and 3.6%, respectively. This result is the best of its class when compared to the European and US markets. The reduction in churn is believed to be attributable to PTC's Loyalty program, new tariff plans, market segmentation and value-added services.

       -   Network Build-out
              As of March 31, 2000, PTC had already met its license requirements for the end of the year 2000 by covering approximately 87% of the geographic area and 97% of the population in Poland. PTC started the roll-out of its SDH microwave backbone and is running the first three connections, to be followed by additional connections scheduled to be ready by the end of the second quarter.

              At the end of the first quarter of 2000, the total network investment reached PLN 3,541.8 million. This included both network assets of PLN 2,430.1 million and license fees of PLN 1,111.7 million.

       -   Supervisory Board Appointments
              On April 11, 2000, William A. Norris and Stephen D. Boyd from MediaOne International B.V. were replaced by Dr. Klaus Tebbe from DeTeMobil and Dieter Schumacher from Deutsche Telekom AG as Members of the Supervisory Board.

       -   Employee Numbers
              As of March 31, 2000, PTC had 2,690 employees, including 1,555 in sales, marketing and strategy, 712 in network operations and 423 in finance, administration and the office of the director general. Seven employees were seconded from either DeTeMobil or MediaOne.

       -   Awards
              During the first quarter of 2000, PTC was awarded the Byk Sukcesu (Bull of Success) by Success magazine for "Connecting Poles to each other and connecting Poland with the rest of the world," the Zlota Antena (Golden Antenna) conferred by Telecommunication World for Eranet, the first internet access needs a word program system link in a wireless system and was honored by Your Mobile magazine for its information services SMS, Halo tariff and VoIP.

OPERATIONAL GOALS FOR 2000

       -   VoIP
              On December 20, 1999, PTC became the first Polish telecommunication operator to offer international voice transmission over the Internet protocol (VoIP) to subscribers with data transmission service. This new service was viewed as a potential violation of the existing telecommunication's law, and the GSM 900 and 1800 license conditions.

              In the beginning of this year, after an inspection from the State Telecommunications and Postal Inspection (PITiP), PTC received a summons ordering it to cease providing international telephone service over the Internet. In response, PTC applied for reconsideration of the case, and on February 10, 2000, PTC received a decision from the Minister of Communications which rendered the action by PITiP invalid. It was determined that PTC could continue to offer Internet access services (VoIP) for subscribers who have data transmission service until May 2000, when it is anticipated that a new regulation will be prepared by the Ministry of Communications. PTC has been invited to take part in the process of preparing this new regulation. Recent announcements by the Ministry have stated that all operators will be allowed to offer VoIP after the approval of the new regulation.

       -   Network Deployment Costs and Targets


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

              According to PTC's license agreement for GSM 900, PTC is required to cover 84.9% of Poland's geographic area and 95.6% of the population by the end of the year 2000. At the end of the first quarter, PTC had exceeded this requirement.

              By July 2004, PTC is required to attain geographical coverage of 90%, combined, with the 900 MHz and 1800 MHz frequencies. During 2000, PTC plans to spend approximately US$300 million on meeting these coverage requirements and expanding the network to meet subscriber growth. In order to fund this expansion, we will use proceeds from the last issue of High Yield Bonds as well as from increased Credit Bank Facility.

       -   New Products
              PTC will continue to create and introduce new products and services for its subscribers during 2000. PTC is currently testing GPRS platforms which will allow PTC to develop additional products and value-added services for its subscribers. Additionally, PTC is evaluating the impacts of 3G, also known as UMTS, on its existing business in preparation for any bid by the government. In 2000, PTC will develop new services using WAP and VPN technology, as well as new pre-paid services on an upgraded platform.

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2000

       -   Revenue Growth
              Total revenues for the quarter were 795.9 million PLN (US$ 192.1 million), an increase of PLN 306.7 million (US$ 74.04 million) or 62.7% compared with the first quarter of 1999. The main source of revenue is air-time, which consists of air-time tariffs including revenues from incoming and outgoing calls, "roaming" charges and revenue from the sale of pre-paid air-time cards. Other significant revenue comes from monthly service fees, service activation fees and revenues from the sale of telephones and accessories. The increase reflects increased customer numbers of 114% from the previous year, offset by a reduction in average monthly revenues per customer (ARPU) to PLN 130 in the first quarter of 2000, from PLN 175 in the same period of 1999.

       -   COS
              Total cost of sales was PLN 529.2 million during the first quarter of 2000, as compared with PLN 329.1 million for the same period of 1999. Gross margin was PLN 266.7 million in the first quarter of 2000, compared with a gross margin of PLN 160.0 million in the same period of 1999. As a percentage of net sales, gross margins were 33.5% and 32.7% in the first quarters of 2000 and 1999, respectively.

              The increase in gross margin as a percentage of net sales from 1999 to 2000 of 0.8% is the result of slightly increased gross losses on sales of telephones and accessories of PLN 68.0 million, which were more than offset by the increase in gross profit from service revenues and fees of PLN 300.5 million. This reflects strong growth in the subscriber base and in air-time usage from 154 minutes in the first quarter of 1999 to 176 minutes in the first quarter of 2000.

              Cost of sales for services included interconnect costs of PLN 42.3 million for the first quarter of 2000, compared to PLN 22.9 million for the same period of 1999.

       -   EBITDA Growth
              EBITDA for the first quarter of 2000 was PLN 208.3 million (US$
              50.2 million) compared to PLN 108.1 million for the same period in 1999. This represents EBITDA growth of 92.7% when compared to 1999, despite acquisition costs for approximately 382,000 subscribers.

       -   ARPU
              The average revenue per user (ARPU) was PLN 130 in the first quarter of 2000 or 25.7% lower than reported at the end of the first quarter of 1999. The decrease in ARPU reflects growth of 114% in PTC's subscribers base from April 1999 to April 2000. The growth in subscriber base was accompanied by an increase in air-time usage from 154 minutes in the first quarter of 1999, to 176 minutes at the end of the first quarter of 2000. In order to stimulate this increase in usage, PTC introduced "cheaper minute packages" and flat rate tariff plans for specific market segments. PTC believes that over time this will have


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


              a positive effect on its overall revenue growth. Looking forward, PTC believes that based on the growth of the Polish economy and the wireless market, wireless phones will increasingly be used not only as a mechanism for personal voice communication, but for internet and other forms of telecommunication as well. PTC believes that the continued increase in usage of these added services will have a positive impact on ARPU.

       -   FX Exchange
              The appreciation of Polish Zloty gave PTC a net foreign exchange profit of PLN 54.0 million in the first quarter of 2000, as compared to a net foreign exchange loss of PLN 131.7 million at the end of the first quarter of 1999. The unrealized FX gain was PLN 87.2 million in the first quarter of 2000, compared to the unrealized loss of PLN 109.4 million in the same period of 1999.

       -   Net Income
              In the first quarter of 2000, PTC recorded a net income of PLN
              31.5 million as compared to a net loss of PLN 124.1 million in the same period of 1999. This change was driven mainly by a significant increase in net foreign exchange income and stronger EBITDA performance during the first quarter 2000.

FINANCING DEVELOPMENTS

       -   Hedging
              In March 2000, PTC entered into its first hedging transaction to cover the majority of committed payments for the next 12 months. The hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks. PTC concluded 22 hedging contracts, and the first hedging contracts matured in March 2000 allowing PTC to decrease its currency risk.

       -   Refinancing of Senior Debt
              As of March 31, 2000 PTC drew down only the Zloty tranche of PLN 570 million under the Bank Credit Facility. Looking forward to the financing of its business plan, PTC would like to replace its Bank Credit Facility with a new one extended to the approximate amount of Euro 650 million by the end of the second quarter 2000, and to be able to start utilizing the new Bank Credit Facility in the third quarter 2000. This action is part of PTC's overall financing plan to limit its foreign debt exposure.



For further information contact:

Malgorzata Zelezinska              Brent Muckridge                 Stanis[ ]aw Majewski                 Alexander Fudukidis
Investor Relations Manager         Financial Controller            Finance Director                     Ludgate Communications
(+48) 22 573 3275                  (+48) 22 573 4205               (+48) 22 573 6200                    (212) 515-0246
(+48) 602 20 3275                  (+48) 602 489 415               (+48) 602 20 6200                    (212) 688-5213
mzelezinska@eragsm.com.pl          bmuckridge@eragsm.com.pl        smajewski@eragsm.com.pl              fudukidi@ludgateny.com



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


ANNEX 1 PROFIT AND LOSS STATEMENT - SUMMARY LEVEL FROM SEC 6-K
           (INTERNATIONAL ACCOUNTING STANDARDS - IN THOUSANDS OF PLN)


                                                                 QUARTER ENDED          QUARTER ENDED
                                                                MARCH 31, 2000          MARCH 31, 1999
                                                                ---------               ---------

NET SALES                                                              795,895                 489,152

COST OF SALES                                                         (529,208)               (329,149)
                                                                      --------                --------
GROSS MARGIN                                                           266,687                 160,003

OPERATING EXPENSES                                                    (167,202)               (103,862)
                                                                      --------                --------
OPERATING PROFIT                                                        99,485                  56,141

NON-OPERATING ITEMS
   Interest and other financial income                                 124,710                   2,064
   Interest and other financial expenses                              (190,804)               (185,378)
                                                                      --------                --------
INCOME /(LOSS) BEFORE TAXATION                                          33,391                (127,173)

TAXATION (CHARGE) / BENEFIT                                             (1,847)                  3,078
                                                                      --------                --------
COMPREHENSIVE NET INCOME/(LOSS)                                         31,544                (124,095)
                                                                      ========                ========



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



ANNEX 2 BALANCE SHEET - SUMMARY LEVEL FROM SEC 6-K
           (INTERNATIONAL ACCOUNTING STANDARDS - IN THOUSANDS ON PLN)


                                                                      AT                        AT
                                                                 MARCH 31, 2000            MARCH 31, 1999
                                                                 ---------                 ---------

CURRENT ASSETS
        Cash and cash equivalents                                        228,592                 1,095,509
       Short-term investment                                             197,849                   198,468
        Debtors and prepayments                                          374,538                   409,410
        Accounts receivable from
           State Treasury                                                 75,991                    54,835
        Inventory                                                        317,608                   183,980
                                                                      ----------                ----------
                                                                       1,194,578                 1,942,202


LONG-TERM ASSETS
        Tangible fixed assets, net                                     2,765,207                 2,573,905
        Intangible fixed assets, net                                   1,032,431                 1,050,775
       Financial assets                                                  291,122                   301,829
        Deferred cost                                                     84,897                    85,253
                                                                      ----------                ----------
                                                                       4,173,657                 4,011,762
                                                                      ----------                ----------
Total assets                                                           5,368,235                 5,953,964
                                                                      ==========                ==========

CURRENT LIABILITIES                                                    1,362,241                 1,179,204

LONG-TERM INTEREST BEARING LIABILITIES                                 3,776,413                 4,578,412

DEFERRED TAX LIABILITY, NET                                               29,012                    27,322

PROVISIONS FOR LIABILITIES AND CHARGES                                     1,219                     1,220
                                                                      ----------                ----------
TOTAL LIABILITIES                                                      5,168,885                 5,786,158
                                                                      ----------                ----------
SHAREHOLDERS' EQUITY
        Share capital                                                    471,000                   471,000
        Accumulated deficit                                             (271,650)                 (303,194)
                                                                      ----------                ----------
                                                                         199,350                   167,806
                                                                      ----------                ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             5,368,235                 5,953,964
                                                                      ==========                ==========



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ANNEX 3 CASH FLOW - SUMMARY LEVEL FROM SEC 6-K
           (INTERNATIONAL ACCOUNTING STANDARDS - IN THOUSANDS OF PLN)


                                                                           QUARTER ENDED              QUARTER ENDED
                                                                           MARCH 31, 2000            MARCH 31, 1999
                                                                           ---------                 ---------

CASH FLOWS FROM OPERATING ACTIVITIES:

NET (LOSS)/INCOME BEFORE TAXATION                                                        33,391                  (127,173)

ADJUSTMENTS FOR:
Depreciation and amortization                                                           108,518                    51,995
Charge to provision for doubtful debtors                                                 37,623                    25,416
Charge to provision for inventory                                                         2,044                     1,000
Other provisions and special funds                                                           (1)                     (629)
Unrealized foreign exchange losses, net                                                 (87,235)                  109,399
Loss on disposal of tangibles and intangibles                                             5,826                        (7)
Interest expense, net                                                                   120,044                    51,614
Other                                                                                         -                        (2)
                                                                                     ----------                ----------
OPERATING CASH FLOWS BEFORE WORKING CAPITAL CHANGES                                     220,210                   111,613

Increase in inventory                                                                  (135,672)                  (14,883)
Increase in debtors, prepayments and deferred cost                                      (23,971)                  (38,210)
Increase in trade payables and accruals                                                  67,630                    61,995
                                                                                     ----------                ----------
CASH GENERATED FROM / (USED IN) OPERATIONS                                              128,197                   120,515

Interest paid                                                                           (94,631)                  (35,557)
Income taxes paid                                                                             -                   (25,549)
                                                                                     ----------                ----------
NET CASH GENERATED FROM / (USED IN) OPERATING ACTIVITIES                                 33,566                    59,409

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                                   (110,083)                  (54,772)
Purchases of tangible fixed assets                                                     (278,061)                 (215,721)
Proceeds from sale of equipment and intangibles                                             144                         7
Interest received                                                                         7,581                       305
                                                                                     ----------                ----------
NET CASH USED IN INVESTING ACTIVITIES                                                  (380,419)                 (270,181)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term borrowings                                                     (514,802)                  220,896
Net change in overdraft facility                                                              -                    (4,163)
                                                                                     ----------                ----------
NET CASH GENERATED FROM FINANCING ACTIVITIES                                           (514,802)                  216,733

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                   (861,655)                    5,961

EFFECT OF FOREIGN EXCHANGE CHANGES ON CASH AND CASH EQUIVALENTS                          (5,262)                       59

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        1,095,509                     5,695
                                                                                     ----------                ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                228,592                    11,715



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




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2000

                              POLSKA TELEFONIA CYFROWA Sp. z o.o.
                              (Registrant)



                              By: /s/ Boguslaw Kulakowski
                                  -----------------------
                              Boguslaw Kulakowski, Director General








                              By: /s/ Wilhelm Stuckemann
                                  ----------------------
                              Wilhelm Stuckemann, Director of Network Operations



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